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March 24, 2005


Ms. Nancy Bonham
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      SIFCO INDUSTRIES, INC.
         FILE NO. 1-5978
         SEPTEMBER 30, 2004 FORM 10-K

Dear Ms. Bonham:

In response to the SEC's letter to SIFCO Industries, Inc. dated March 22, 2005, SIFCO replies as follows:

     o The aerospace portion of SIFCO's Turbine Component Services and Repair Group requires the procurement of licenses/authority, which certify that the Company has obtained approval to perform certain proprietary repair processes. Such approvals generally take the form of (i) a process to repair a turbine engine component or (ii) an inspection process to determine whether a turbine engine component is repairable.

     o SIFCO management, as a matter of practice in conducting its internal communications relative to business performance, does not measure/monitor the number of repair approvals that it may have procured during a particular period, or the change in the number of such approvals from one period to the next.

     o SIFCO management does not consider the change (either increase or decrease) in the number of repair approvals that it may have procured from one period to the next to necessarily be (i) an accurate indicator of the repair volume/demand in its business or (ii) an indication of a trend regarding its ability to procure repair approvals. The life cycle of an aerospace turbine engine, and consequently the life cycle of a related aerospace turbine engine component repair license/authority, is long. Therefore procurement of repair approvals does not need to occur annually.

SIFCO will be pleased to discuss this information further with the SEC. If you have any questions regarding this information, please contact me directly at
(216) 432-6278 at your earliest convenience.

Sincerely,


/s/ Frank A. Cappello
---------------------
Frank Cappello
V.P.Finance and CFO


CC:      M. Lipscomb (SIFCO Audit Committee)
         J. Robinson (Grant Thornton)